PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated April 11, 2022)	Registration No. 333-262242

Ermenegildo Zegna N.V.

Up to 231,623,100 Ordinary Shares

Up to 20,116,667 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 6,700,000 Warrants

This prospectus supplement supplements the prospectus dated April 11, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-262242). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained herein.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 20,116,667 of our ordinary shares, nominal value €0.02 per share (“Ordinary Shares”), which include up to (i) 6,700,000 Ordinary Shares issuable upon the exercise of 6,700,000 private placement warrants (the “Private Placement Warrants”) originally issued by us in a private placement transaction in connection with the Business Combination (as defined below) at an exercise price of $11.50 per Ordinary Share, and (ii) 13,416,667 Ordinary Shares issuable upon the exercise of 13,416,667 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued to public shareholders of Investindustrial Acquisition Corp. (“IIAC”) in its initial public offering, and converted into warrants to purchase Ordinary Shares at the closing of the Business Combination at an exercise price of $11.50 per Ordinary Share. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders or their permitted transferees of (a) up to 231,623,100 Ordinary Shares (including (i) up to 36,960,600 Ordinary Shares issued to certain selling securityholders concurrently with the closing of the business combination (the “Business Combination”) between us and IIAC, (ii) up to 6,700,000 Ordinary Shares issuable upon exercise of our Private Placement Warrants, and (iii) up to 187,962,500 Ordinary Shares currently held by certain selling shareholders) and (b) up to 6,700,000 of our Private Placement Warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

The Ordinary Shares and our Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. On May 4, 2022, the closing sale price as reported on NYSE of the Ordinary Shares was $9.96 per share and of our Public Warrants was $1.83 per Public Warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 5, 2022.

On May 5, 2022, Ermenegildo Zegna N.V. (“Zegna Group,” “the Group,” or “the Company”), announced unaudited revenues of €377.6 million for the First Quarter of 2022, an increase of 25.4% year-over-year1.

Highlights from First Quarter 2022 Revenues

Zegna’s One Brand strategy and continued focus on luxury leisurewear have allowed Zegna to continue to strengthen its position as a global leader in luxury menswear. For its First Quarter 2022, Zegna Group posted a 25.4% year-over-year increase in revenues, to €377.6 million. This strong performance was driven by a continued rebound of the Zegna segment, whose revenues increased 27.1% year-over-year to €283.5 million with robust performance in all product lines, as well as the performance of the Thom Browne segment, up 22.3% year-over-year, with revenues totaling €98.1 million, with consistent performance in both DTC and Wholesale channels.

Zegna-branded products, which include apparel, bags, shoes and leather goods, as well as licensed goods and royalties, posted revenues that were up 22.1% year-over-year to €224 million, driven in large part by the continued robust growth in two primary categories, Luxury Leisurewear and Shoes, and by the strong rebound of Made-to-Measure. Revenues of the Group’s Textile business line saw a strong increase to €30.2 million, up 64.6% year-over-year, thanks to healthy demand. The 56.8% expansion in revenues for the Third-Party Brands business line to €24.4 million reflected strong supplies to our key third-party customers. Thom Browne continues to exert significant appeal among younger consumers around the world, leading to growth across all channels, with the women’s growth rate outperforming men’s.

Growth was strong across most geographies, with North American revenues increasing 85.1% year-over-year to €61.8 million, thanks to the very strong demand for the Zegna brand’s new icons and luxury leisurewear collections in the United States, where, also thanks to the brand’s strong Retail performance, revenues were up 97.2% year-over-year. Latin America also almost doubled thanks to strong DTC revenues for the Zegna brand. The Group saw healthy sales in EMEA, up 38.9% year-over-year to €134.5 million, with very dynamic performance in the UAE. The UK and France also overperformed. APAC revenues showed mixed performance, with the Greater China Region slowing down since March due to new COVID-related restrictions, which reversed the positive performance recorded until February. The rest of APAC (excluding the Greater China Region) rebounded by 27.8% year-over-year, as many countries lifted COVID-19 restrictions.

DTC channel sales grew 23.1% year-over-year to €218.1 million, with similar performance by the Zegna-branded products business line and Thom Browne segment. The Zegna brand DTC channel revenue increase – up 23.2% to €183.9 million – was driven by a strong recovery across geographies, especially North America and Europe, mitigated by the Greater China Region since early March. Thom Browne’s strong growth in EMEA, North America and Japan was also offset by the Covid-19 related restrictions in the Greater China Region.

Revenues in the Wholesale channel grew by 31.4% year-over-year, with both brands showing solid performance and further enhanced by the rebound of the Textile and Third-Party Brands business lines. We note that our Wholesale shipments to Russia (which are currently suspended) have not historically represented a material portion of the Group’s revenues.

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(1)	All growth rates are year-over-year and are expressed at actual foreign exchange rates.

First Quarter 2022 Unaudited Revenues - Breakdown by Segment

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	Q1 2021A UNAUDITED	Δ% vs 2021A
Group Revenues	377,579	301,194	+25.4%

- Zegna segment	283,523	223,056	+27.1%
- Thom Browne segment	98,128	80,219	+22.3%
- Eliminations	(4,072)	(2,081)	n.s.

First Quarter 2022 Unaudited Revenues - Breakdown by Geography

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	Q1 2021A UNAUDITED	Δ% vs 2021A
Group Revenues	377,579	301,194	+25.4%

EMEA [1]	134,456	96,812	+38.9%
- of which Italy	64,091	48,159	+33.1%
- of which UK	10,970	5,177	+111.9%
North America [2]	61,803	33,381	+85.1%
- of which United States	56,933	28,868	+97.2%
Latin America [3]	5,665	2,995	+89.1%
APAC [4]	174,816	167,259	+4.5%
- of which Greater China Region[5]	141,980	141,570	+0.3%
- of which Japan	14,139	12,812	+10.4%
Other [6]	839	747	+12.3%

1.	EMEA includes Europe, Middle East and Africa.
2.	North America includes the United States of America and Canada.
3.	Latin America includes Mexico, Brazil and other Central and South American countries.
4.	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
5.	For Zegna’s reporting purposes the Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan
6.	Other revenues mainly include royalties.

Note: Revenues are after eliminations.

First Quarter 2022 Unaudited Revenues - Breakdown by Product Line

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	Q1 2021A UNAUDITED	Δ% vs 2021A
Group Revenues	377,579	301,194	+25.4%

- Zegna branded products [1]	223,979	183,483	+22.1%
- Thom Browne	97,937	80,223	+22.1%
- Textile	30,244	18,378	+64.6%
- Third Party Brands	24,402	15,558	+56.8%
- Agnona	25	139	n.s
- Other	992	3,413	(70.9%)

1.	Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties Note: Revenues are after eliminations.

First Quarter 2022 Unaudited Revenues - Breakdown by Channel

(Euro thousands in Actual FX)	Q1 2022A UNAUDITED	% on revenues	Q1 2021A UNAUDITED	% on revenues	Δ% vs 2021A
Group Revenues	377,579	100%	301,194	100%	+25.4%

- DTC Zegna branded products [1]	183,909		149,228		+23.2%
- DTC Thom Browne	34,181		27,947		+22.3%
Total Direct to Consumer (DTC)	218,090	58%	177,175	59%	+23.1%
- Wholesale Zegna branded products [1]	40,070		34,255		+17.0%
- Wholesale Thom Browne	63,756		52,276		+22.0%
- Wholesale Third Party Brands and Textile	54,646		33,936		+61.0%
- Wholesale Agnona	25		139		(82.0%)
Total Wholesale	158,497	42%	120,606	40%	+31.4%
Other	992	0%	3,413	1%	(70.9%)

1. Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties Note: Revenues are after eliminations.

Monobrand Store Network as of March 31st 2022

	as of March 31st , 2022			as of December 31st , 2021			as of December 31st , 2020
# Stores	ZEGNA	THOM BROWNE	GROUP	ZEGNA	THOM BROWNE	GROUP	ZEGNA[2]	THOM BROWNE	GROUP
EMEA	69	9	78	69	9	78	71	6	77
Americas	50	5	55	50	5	55	39	4	43
APAC	125	37	162	126	38	164	128	28	156

DTC	244	51	295	245	52	297	238	38	276

EMEA	88	5	93	89	5	94	99	10	109
Americas	73	3	76	74	3	77	82	3	85
APAC	32	30	62	32	30	62	31	23	54

Wholesale	193	38	231	195	38	233	212	36	248

Total	437	89	526	440	90	530	450	74	524

Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

As of December 31st 2020, number of Zegna DTC stores were 255 (and 195 Wholesale) reflecting 17 Korean DOSs, which were converted to franchising in Jan-21. For a more homogenous comparison with end-2021, store numbers have been restated accordingly.